INVEST IN **AIRIA**

B2B Spatial Analytics platform that analyzes & visualizes distribution of people



New York NY   Software



LEAD INVESTOR

Gale Wilkinson

We believe the company's focus on providing actionable insights in an easy-to-use interface is a differentiated approach to solving facility safety. The education vertical is a large addressable beachhead market, and adjacent sectors provide a very large market opportunity with existing dynamics that are ripe for disruption. Lastly, use cases for the product extend beyond safety and emergency planning: once the AI is developed, the platform can be applied to entertainment, food & beverage, malls, and travel hubs for queue optimization.

Invested $1,000 this round

Highlights

1. Focus on providing actionable insights in an easy-to-use interface is a differentiated approach

2. Education vertical is a large addressable beachhead market

3. Use cases extend beyond safety and emergency planning

Our Founder



Edward Nass   Founder + CEO

After working on the front lines of the cybersecurity industry across North America + Europe, my team and I are now building a software platform to help modernize security / facilities operations.



Edward Nass   Founder + CEO

After working on the front lines of the cybersecurity industry across North America + Europe, my team and I are now building a software platform to help modernize security / facilities operations.

Pitch







AN AI SECURITY & OPERATIONS



AN AI SECURITY & OPERATIONS PLATFORM

Edward Nass, CEO/Founder



AIRIA'S MISSION



Help Operations and Security teams around the world:

➤ Optimize resources (such as energy, utilities & staffing)

➤ Maximize capabilities

➤ Improve Safety – Response & Planning

AIRIA

PROBLEM
WHAT'S THE PROBLEM?



Many existing **Operations & Security Platforms** are antiquated

These legacy enterprise tech systems are often –
➤ Manual
➤ Siloed (ie CCTV)
➤ Expensive to maintain
➤ Lacking interoperability
➤ Designed for experts
➤ Problem-specific tools

These systems also typically lack:
➤ *Intuitive User Interface / User Experience*
➤ *Modern AI-driven context*

*"Studies have shown that continuously monitoring a building's energy systems can lead to **reductions of 25% in annual energy bills**" – National Grid US*

AIRIA

SOLUTION
Modernizing Security & Ops



An easily deployed, **operator-first** software – that **leverages existing data** sources to provide **new insights & awareness**, software that is valuable, regardless of **environment, sector** and **expertise level.**

✓ Resource Optimization

✓ Physical Security & Safety

✓ Situational Awareness

✓ System Interoperability & Awareness [Roadmap]

✓ Carbon Footprint [Roadmap]

✓ Customer Experience [Roadmap]



AIRIA

NEW AND RAPIDLY GROWING TARGET MARKET

Global Wi-Fi Market forecasted to grow at a rate of 22.3% from USD 8.76 Billion in 2019 to USD 31.3 Billion in 2027



Indoor Location Based Services (ILBS) [2019]

[2018] ILBS Market Valued at ~**$1.83B**

[2025] Projected to reach **$22.7B**



USA	
12 Smart Cities	5087 Airports
140 Stadiums	116,000 Shopping Malls
419 National Parks	5300 Universities

Some of our Target Clients

Over 150,000 global prospects,

It's a numbers game and a sales intensive, land-grab



Globally	
178 Smart Cities	17,678 Airports
4800 Stadiums	400+ Amusement Parks
4000 National Parks	40,000 Universities



Transport Hubs
5,000 US Airports; 10,000 Globally
Fluctuating lines • Movement • Maintenance
Security & Evacuation Plans



WHO ARE OUR CUSTOMERS?



Smart Cities
200+ Globally
Digital Infrastructure • WiFi Distribution •
City / Municipal planning • Emergency Response



Campuses (Universities)
4,000 US; 25,000 Globally
Active & Connected Population • Progressive
Seasonal fluctuations • Cost Sensitive
Safety • COVID ERA



Retail
116,000 Shopping Malls
Optimize vendor locations • Expose unused space • Modify
Maintenance Schedules • Deploy at multiple locations



Stadiums & Arenas
140+ US; 5000 Globally
Large, digital environments
Evacuation Plans • Customer Experience
Crowd Monitoring Needs

 AIRIA

OUR GROWING TEAM

WHO IS BUILDING IT?



EDWARD NASS, Founder / CEO
*Cyber Security • IoT • InfoSec • Data Privacy
Sales & Strategic Partnerships*

 DARKTRACE

*B2B Software Sales & Partnerships across 15 European
countries & 17 US States*

*C-Level participation @ Darktrace, which IPO'd for ~$3B
(April '21)*

*Extensive global IT network - employees, customers &
advisors*



STUART ANDERSON, CTO
*DevOps • Software • IT (25+ Years)
Cloud and Software Technologist*

 SAP virtustream DELLEMC


Mike
Frontend
*10yrs video game
experience*


Sebastien
AI & Data Science
McGill, Harvard, former Google

Thomas
AI & Data Science
*Head of Data Science @ Northwestern
University*


Microsoft HQ
Seattle, WA


Los Angeles, CA

AIRIA

THANK YOU!


Chattanooga, TN


Zoom, where else!